NEWS RELEASE
GlobalFoundries selected to operate two new semiconductor fabs in New York under landmark U.S.-Japan initiative
President Trump's agreement with Japan unlocks up to $21 billion investment to expand foundational semiconductor production, support American jobs and strengthen domestic supply chains
MALTA, N.Y., Oct. 14, 2026 – GlobalFoundries (Nasdaq: GFS) (GF) today announced it has been selected as the technology provider and operator for two new semiconductor manufacturing facilities (“fabs”) at its Malta, New York, site under a U.S.-Japan initiative providing up to $21 billion in funding. Enabled by President Donald J. Trump's trade and investment agreement with Japan, the initiative will accelerate trusted semiconductor manufacturing in the United States, strengthen critical supply chains and support growing demand across automotive, industrial and connected infrastructure markets.
Japan will provide the investment, while GF will contribute its differentiated technologies, manufacturing expertise and proven operational capabilities as technology provider and operator.
An initial investment of approximately $10 billion will accelerate construction of a new 300mm semiconductor fab, which is expected to come online in 2029. An additional investment of approximately $10 billion would fund a second fab. Together, the two fabs will add significant new U.S. manufacturing capacity and reinforce GF's ability to support customers worldwide.
“This is a bold new initiative for semiconductor manufacturing, bringing together the United States and Japan with GF’s differentiated technology and decades of manufacturing expertise to accelerate trusted capacity in New York,” said Tim Breen, CEO of GlobalFoundries. “GF was selected because fabs of this scale require more than capital. They require differentiated technology, operational excellence and a proven ability to execute. That combination is what positions GF to make this first-of-its-kind initiative a success.”
The first fab is expected to add approximately 900,000 300mm wafers of annual U.S. manufacturing capacity when fully operational. A second fab would add approximately the same amount. The project is expected to create about 27,000 construction and ecosystem jobs and more than 1,000 high-skilled manufacturing jobs in New York's Capital Region.
“President Trump’s historic U.S.-Japan Trade Deal is delivering another massive manufacturing investment into America,” said Secretary of Commerce Howard Lutnick. “With Japan’s investment funding and GlobalFoundries’ partnership, two large semiconductor chip manufacturing facilities will be built in the U.S., creating thousands of high-paying jobs for American workers. This is how the President’s trade agreements result in transformational American industrial assets that strengthen our national and economic security.”
GF has also agreed with the U.S. Department of Commerce to amend its existing CHIPS and Science Act award to reallocate $955 million and accelerate the company’s investments in silicon photonics, silicon-germanium (SiGe) and advanced packaging at its facilities in Malta, New York, and Burlington, Vermont. These investments will expand domestic manufacturing capacity for technologies increasingly critical to communications infrastructure and data centers.
In a separate agreement, the U.S. Department of Commerce will receive equity in GF of approximately four percent, further enabling the American public to share in GF’s growth.

Breaking ground in New York
GF expects to break ground on the first fab at its Malta site later this year. The site is permitted and shovel-ready, using existing Malta infrastructure to speed construction. Details of a groundbreaking event will be announced separately.
Expanding American manufacturing
New York State continues to support the Capital Region’s semiconductor ecosystem through its Green CHIPS program.
"GlobalFoundries’ expansion in Malta is a tremendous vote of confidence in New York's world-class workforce, innovation ecosystem and the Capital Region's growing role as a global hub for semiconductor manufacturing and innovation," said New York Governor Kathy Hochul. "We also look forward to working with the Government of Japan and partnering with their world-leading semiconductor supply chain ecosystem in the years to come. This investment will create thousands of construction jobs, support more than 1,000 highly skilled manufacturing jobs and reinforce New York's position as a global hub for the semiconductor industry."
“Since 2009, the people of this site have built one of the nation’s most advanced semiconductor manufacturing operations,” said Grant McEwan, general manager of Fab 8 at GlobalFoundries. “These two great countries entrusting GF to operate two new fabs is a powerful vote of confidence in our workforce, our technology and New York’s Capital Region. With the potential to create thousands of new jobs, we are working with education and workforce partners to build the next generation of semiconductor talent. This is a milestone for our employees, our region and the future of advanced manufacturing in New York.”
Built for customers and partners
The new capacity builds on long-standing customer relationships across the United States and Japan.
"We are planning around GF's new capacity in New York as an extension of Renesas’ own production footprint, trusted U.S.-based manufacturing backed by a strong U.S.-Japan partnership," said Hidetoshi Shibata, CEO of Renesas. "This expanded collaboration further strengthens the stable, long-term supply of semiconductors with the differentiated technologies, quality and reliability our products require. These capabilities are essential as we deliver advanced solutions, with demand for electrification, connectivity, AI and data center applications accelerating worldwide."
“Resilient semiconductor manufacturing depends on a trusted ecosystem of equipment and technology partners," said Tony Kawai, president & CEO of Tokyo Electron. “Tokyo Electron has supported GlobalFoundries’ manufacturing operations across its global sites for many years, and we are pleased to contribute to expanding advanced semiconductor production capacity in the United States. We also recognize the importance of developing talent and fostering strong local communities to sustain long-term industry growth. This reflects the strong and deeply integrated U.S.-Japan collaboration that underpins the global semiconductor industry.”
“We’ve partnered with GlobalFoundries to produce essential chips for Apple products right here in the United States, as part of our $600 billion commitment to American investment,” said Sabih Khan, Apple’s COO. “As an inaugural member of Apple’s American Manufacturing Program, GlobalFoundries shares our belief in the power of American innovation and ingenuity. This new investment will help accelerate the advanced semiconductor manufacturing ecosystem in the United States.”

“The new fabs in Malta strengthen the U.S. semiconductor ecosystem and give Cirrus Logic access to important domestic manufacturing capability for next-generation mixed-signal products,” said John Forsyth, Cirrus Logic president and CEO. “Building on our long-standing relationship with GF, this new capacity supports the secure, resilient supply chains our customers rely on and broadens the foundation for future innovation.”
“GM is making strategic investments in autonomy and centralized computing to power the next generation of software-defined vehicles and deliver customer-focused technologies at scale, including widespread deployment of AI across our vehicles and breakthrough capabilities like next-generation Super Cruise. This requires significant processing power and a strong, resilient semiconductor supply chain,” said Mark Reuss, president, GM. “GM and GF established the first direct automaker-to-foundry supply agreement, and expanding domestically owned and operated fab capacity in upstate New York marks a decisive step forward for American manufacturing.”
Investor webinar
GF will host a webcast for investors and analysts on October 14 at 1 p.m. EDT to discuss the announcement. A live webcast and replay will be available at investors.gf.com.
About GF
GlobalFoundries (GF) is a leading manufacturer of essential semiconductors, enabling AI at scale from the cloud to the physical world. Through deep partnerships with customers, GF delivers differentiated, power-efficient and high-performance solutions for automotive, aerospace and defense, data center, smart mobile devices, internet of things and other high-growth markets. With global manufacturing operations across the U.S., Europe and Asia, GF is a trusted and holistic technology partner for customers around the world. GF’s talented, global team remains focused every day on security, longevity and sustainability. For more information, visit www.gf.com.

Forward looking information
This press release includes “forward-looking statements” under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding accelerated manufacturing capacity, anticipated funding and investment, our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “estimate,” “may,” “will,” “could,” “intend,” "outlook," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of expectations or forecasts. For example, our business could be impacted by geopolitical conditions including trade tensions, tariffs, and political or policy developments; the market for our products may not develop as expected; our operating results and cash flows may fluctuate more than expected; a network or data security incident may result in system disruptions, loss of data or damage our reputation; global economic conditions could deteriorate; the expected benefits of our announced partnerships may fail to materialize; and we may fail to achieve the anticipated results or benefits from government grants and our expected results and planned or further expansions and operations may not proceed as planned if expected funding is delayed or withheld for any reason. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business. Moreover, new risks may emerge from time to time.
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Media contacts
Erica McGill
GlobalFoundries
Erica.McGill@gf.com

Kenneth Craig
GlobalFoundries
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